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                             August 31, 2021

       Carl Hull
       Chief Executive Officer
       MARAVAI LIFESCIENCES HOLDINGS, INC.
       10770 Wateridge Circle, Suite 200
       San Diego, California 92121

                                                        Re: MARAVAI
LIFESCIENCES HOLDINGS, INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
26, 2021
                                                            CIK No. 0001823239

       Dear Mr. Hull:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Robert Goedert